

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司





10015736

14 May 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 13 May 2010 which we released to The Stock Exchange of Hong Kong Limited on 13 May 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Albert Chak
Legal Counsel

Encl

E;\sl\SA\Overseas Regulatory Announcement\SHMB\Ch Dir - CK\ltr. Doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 13 May 2010

* *For identification purpose only*

Change in Boardroom
Reference No **SH-100512-40751**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 13/05/2010

Date of change	: 10/05/2010
Type of change	: Resignation
Designation	: Director
Directorate	: Non Independent & Non Executive
Name	: Kuok Khoon Ho
Age	: 59
Nationality	: Malaysian
Qualifications	: Graduated from McGill University, Canada with a bachelor's degree in Commerce
Working experience and occupation	: He is currently the Chairman of Kuok Brothers Sdn Bhd. He previously held the positions of Deputy Chairman of Shangri-La Asia Limited, Hong Kong and Managing Director of Television Broadcasts Ltd, Hong Kong.
Directorship of public companies (if any)	: Nil
Family relationship with any director and/or major shareholder of the listed issuer	: He is the brother of Madam Kuok Oon Kwong
Any conflict of interests that he/she has with the listed issuer	: He has no conflict of interest with Shangri-La Hotels (Malaysia) Berhad
Details of any interest in the securities of the listed issuer or its subsidiaries	: Shangri-La Hotels (Malaysia) Berhad Indirect Interest - 10,000 ordinary shares

Remarks